12:28

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PEACHYINC.OFFICIAL

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peachyinc.official



2,362 views · Liked by **kayeyekayohh**

peachyinc.official We're LIVE on WeFunder!!

Thanks to our early birds we came out SWINGIN'!! 😭❤️

The best way you can help this campaign to succeed and then some - SHARE SHARE SHARE!

https://wefunder.com/peachyinc

We appreciate each one of you and your unwavering support in what we are doing! We love you!

Videographer: @sadielauren

#peachyinc #peachyfam #supplementsthatwork #wefunder #investing101 #womenspreworkout #preworkoutdrink #gymfun #investingtips #newproducts

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wagnerj3311 Tiktok is where I first saw you and decided I wanted Peachy Pods and haven't looked back! Thank you!

12:29 5G

PEACHYINC.OFFICIAL

Posts


Peachy Inc
HAPPY HOUR
PREWORKOUT PODS
Peachy Inc
Cocktail Party
PRE WORKOUT PODS
Peachy Inc
CANDY SHOPPE
PREWORKOUT PODS

Liked by **smk__nbm** and **256 others**

peachyinc.official Tomorrow is the official launch day to INVEST IN PEACHY! 🍑

This has been a wild ride with you guys!! From our whole team, thank you for all your support so far! We can't wait to take Peachy to the next level with you 🤟

As always, the Peachy fam comes first!! The early access link is officially on our website to start investing! (We will also add it to our stories).

It officially goes live tomorrow for the public, but you guys get to start today.

12:29 5G

PEACHYINC.OFFICIAL
Posts

peachyinc.official
Utah


Peachy Inc
3 FLAVORS IN ONE JAR
Cocktail Party
PRE WORKOUT PODS
SEX ON THE BEACH | BLUEBERRY MOJITO | RAINBOW SANGRIA

Liked by **natalie.malele** and **129 others**

peachyinc.official Natalie will be hopping on our stories today around 11am MST to answer ALL your questions about investing in Peachy! 🍑

Submit your questions on our story or type them below ⬇️ what can we answer for you?

All responses will saved to a highlight bubble called "WeFunder"!

💖💖💖

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.